UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Information to be included in statements
                 filed pursuant to Rule 13d-1(a) and amendments
                     thereto filed pursuant to Rule 13d-2(a)

                        NOBEL LEARNING COMMUNITIES, INC.

                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                   773415 10 4
                                 (CUSIP Number)

                                 Mr. A.J. Clegg
                             136 Hunt Valley Circle
                           Berwyn, Pennsylvania 19312
                                  (610) 727-4150
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following  box.  [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  773415  10  4
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     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons  (entities  only).

          Mr.  A.J.  Clegg
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     2.   Check  the  Appropriate Box if a Member of a Group (See Instructions)

          (a)  [_]

          (b)  [X]
--------------------------------------------------------------------------------

     3.   SEC  Use  Only
--------------------------------------------------------------------------------

     4.   Source  of  Funds  (See  Instructions)  PF
--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

     6.   Citizenship  or  Place  of  Organization  United  States  of  America
--------------------------------------------------------------------------------

                    7.   Sole  Voting  Power:

Number  of                140,385  shares  of  common  stock  (see  Item  5)
Shares             -------------------------------------------------------------
Beneficially
Owned  by            8.   Shared  Voting  Power
Each
Reporting                -0-  shares  of  common  stock  (see  Item  5)
Person             -------------------------------------------------------------
With
                    9.   Sole  Dispositive  Power

                         140,385  shares  of  common  stock  (see  Item  5)
                   -------------------------------------------------------------

                   10.   Shared  Dispositive  Power

                         -0-  shares  of  common  stock  (see  Item  5)
--------------------------------------------------------------------------------

    11.   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

          140,385  shares  of  common  stock  (see  Item  5)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

    13.   Percent  of  Class  Represented  by  Amount  in  Row  (11)

          Approximately  2.1%  of  common  stock  (see  Item  5)
--------------------------------------------------------------------------------

    14.   Type  of  Reporting  Person  (See  Instructions)

          IN
--------------------------------------------------------------------------------


This Schedule 13D is related to the Schedule 13D filed by JBS Investment Banking Ltd. ("JBS") on May 29, 1992, as amended by Amendment No. 1 filed on December 23, 1993, Amendment No. 2 filed on or about December 9, 1994, as to which Mr. A.J. Clegg was added as a reporting person, Amendment No. 3 filed on March 1, 2002, as to which Mr. Frock was added as a reporting person and Amendment No. 4 filed on August 8, 2002, as to which Messrs. Scott Clegg and Zobel were added as reporting persons, an Amendment No. 5 filed on October 22, 2002 (as so amended, the "Original Schedule 13D"). Mr. A. J. Clegg was included in the Original
Schedule 13D because of his position as an officer and director of the Issuer; he resigned as an officer and director of the Issuer in July, 2003.

ITEM  1.  SECURITY  AND  ISSUER.

This statement relates to the shares of common stock, par value $0.001 (the "Common Stock") of Nobel Learning Communities, Inc. (the "Issuer"), with its principal office located at 1615 West Chester Pike, West Chester, PA 19382-7956.

ITEM  2.  IDENTITY  AND  BACKGROUND.

The name of the persons filing this statement is Mr. A.J. Clegg whose present principal occupation is Chairman and Chief Executive Officer of Tuscan Business Solutions, Inc., Berwyn, Pennsylvania. During the last five years, the Reporting Person has not been convicted in any criminal proceedings. During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The principal business address of the Reporting Person is 136 Hunt Valley Circle, Berwyn, Pennsylvania 19312. The Reporting Person is a citizen of the United States of America.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) Mr. A.J. Clegg beneficially owns 140,385 shares of Common Stock, which represents approximately 2.10% of the Issuer's Common Stock based on 6,683,869 shares of Common Stock outstanding as of September 20, 2003. His reported beneficial ownership consists specifically of 140,385 shares of Common Stock that Mr. A.J. Clegg may acquire upon conversion of the Company's Series A Preferred Stock.


(b) Reference is made to items 7-11 on the attached cover sheets to this
Schedule  13D-A,  which  are  incorporated  herein  by  reference.

(c) The following transactions in the class of securities reported have been effected during the past sixty days by the Reporting Person:

Between the dates of November 20, 2003 and January 19, 2004, 305,711 shares of Common stock were sold in thirty-one separate transactions by the Reporting Person for the aggregate selling price of $1,597,976.49. The average selling price per share for these transactions is $5.23 per share.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer.

(e)  Not  applicable.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January  30,  2004
------------------
DATE



/s/  A.J.  Clegg
-------------------------------------------
Signature